United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Instinet BlockCross is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

  ☐ Yes   ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N   Rule 304(a)(1)(i)

☐ Material Amendment   Rule 304(a)(2)(i)(A)

☒ Updating Amendment   Rule 304(a)(2)(i)(B)

☐ Correcting Amendment   Rule 304(a)(2)(i)(C)

☐ Order Display and Fair   Rule 304(a)(2)(i)(D)
  Access Amendment

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  This Updating Amendment includes amendments to Part II Items 5 and 7 and Part III Items 5, 13, and 19 that change the term, "Instinet Experts" to "Instinet Algorithms," where references are made to Instinet's trading algorithms. For clarity, neither the means by which Instinet's trading algorithms access the ATS nor the manner in which they operate is being changed. The changes herein apply to the Broker Dealer Operator and all Subscribers.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:
  0000902664-23-001000

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a.   *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes*   ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

BACKGROUND: For purposes of this Form ATS-N, Subscribers to the ATS will, where necessary, be termed Direct or Indirect Subscribers. Direct Subscribers are ILLC clients that have been approved to direct their orders to the ATS (i.e., Subscribers who have elected not to utilize the electronic trading products offered by ILLC to route their orders or trading interest to the ATS). Direct Subscribers include both those Subscribers that have directed their orders to the ATS via FIX (See discussion in this Part II, Item 5 under the headings Front End for additional details regarding the Front End) and Subscribers who have elected to utilize the blotter integration functionality (See Part III, Item 5) of the Front End to submit orders and trading interest to the ATS.

Indirect Subscribers are ILLC clients that have been approved to use one or more of the Instinet order and execution management systems ("**Instinet OMSs**"), the Instinet Execution ~~Experts~~ suite of algorithms ("~~Experts~~**Instinet Algorithms**"), or the Instinet Smart Order Router ("**SOR**"), all of which may route Indirect Subscriber orders to the ATS based on routing determinations made by the relevant product. Direct and Indirect Subscribers are collectively referred to as "Subscribers." Clients may be both Direct and Indirect Subscribers, depending on the method the Subscriber used to access the ATS.

The use of the ~~Experts~~Instinet Algorithms and SOR services to enter orders into the ATS is discussed in Part III, Item 5(a). Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1. The ~~Experts~~Instinet Algorithms, SOR, and Instinet OMSs are referred to herein as the "**Instinet Trading Products**."

Subscribers submit orders to BlockCross via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration (See Part III, Item 5) or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the BlockCross Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to BlockCross by the ~~Experts~~Instinet Algorithms and SOR. ILLC offers these products and services to all Subscribers.

Use of these products and services is governed by ILLC's client agreement (the "**Client Agreement**"), which contain no specific terms and conditions for routing orders into the ATS. Orders entering BlockCross by any of the products or services listed above will be prioritized, matched, and executed in accordance with matching and execution logic outlined in Part III, Item 11.

ILLC PRODUCTS AND SERVICES: SMART ORDER ROUTER: The SOR is a customizable tool that explores liquidity in various market centers. Clients may elect to utilize the standard SOR configuration to access various market centers (ILLC determines the venues and the order in which client order flow is routed). Clients may also elect to customize the SOR in which case the client may choose the specific venue(s) to which their order flow is routed (to the extent permitted by regulatory requirements) as well as select the sequence in which their order flow is routed to each venue. The SOR will include the ATS as a potential venue, provided the client has not elected to limit its strategy to exclude the ATS. Subscribers may also customize the SOR to access only the ATS. Users of the SOR must be on-boarded as ILLC clients with access to the SOR. Use of the SOR is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. Orders routed to the ATS by the SOR will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

~~EXPERTS: The Experts suite of algorithms includes~~INSTINET ALGORITHMS: The Instinet Algorithms include a number of strategies designed to achieve a client's selected trading strategy. Orders routed via the ~~Experts algorithms~~Instinet Algorithms may include the ATS as a possible destination. Clients may customize the operation of the ~~Experts algorithms~~Instinet Algorithms, including limiting the venues accessed (to the extent permitted by regulatory requirements). Trading interest sent to the ATS by an ~~Experts algorithm~~Instinet Algorithm is subject to the ATS' standard prioritization, matching and execution logic. Unless a client has elected otherwise, trading interest entered into to the ATS by an ~~Experts algorithm~~Instinet Algorithm is treated as representing ILLC's trading interest (i.e., broker-dealer agency trading interest) and not the trading interest of the underlying Subscriber. Users of the ~~Experts~~Instinet Algorithms must be on-boarded as ILLC clients with access to the ~~Experts~~Instinet Algorithms. Use of the ~~Experts~~Instinet Algorithms is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS.

Orders entering the ATS through any of the ~~Experts~~Instinet Algorithm strategies will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

OMS/EMS: ILLC offers the following proprietary order/execution management systems: (1) Newport; (2) Trading Portal; and (3) Tradespeed (collectively, the "**Instinet OMSs**"). The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS via FIX (such orders are submitted to the ATS via the Front End), (ii) by utilizing an ~~Experts algorithm~~Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS,) and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Each Instinet OMS allows users to limit accessible trading venues. In the event an order, or a portion of an order, reaches the ATS via an Instinet OMS, the order is subject to the standard prioritization, matching and execution procedures described herein. Users of an Instinet OMS must be on-boarded as ILLC clients with access to an Instinet OMS. Use of the Instinet OMSs is governed by the Client Agreement, which contains no specific terms and conditions for the management of orders ultimately routed to the ATS, and do not differ based on which OMS is utilized.

FRONT END: ILLC owns and operates a front end system (the "**Front End**"). The Front End is a separate, stand-alone system specific to the BlockCross ATS that includes certain algorithmic and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest outside of BlockCross while simultaneously allowing for matching and execution within BlockCross. Only orders entered into the Front End for possible matching and execution within BlockCross are eligible to access the Front End's algorithmic and order routing functionality. Orders routed from the Front End may include an Instinet ATS other than the BlockCross as a routing destination.

The means by which the order reached the ATS (e.g., ~~Experts~~Instinet Algorithms, SOR, OMS, FIX) does not affect the order's priority, matching, or execution.

ILLC PRODUCTS AND SERVICES SPECIFIC TO BLOCKCROSS: In addition to the Instinet Trading Products, ILLC offers certain products and services specific to BlockCross.

FRONT END: The Front End is a separate, stand-alone system specific to BlockCross that includes certain messaging and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest in other market centers while simultaneously allowing for matching and execution within BlockCross. Only trading interest registered to the Front End for possible matching and execution within BlockCross is eligible to utilize the Front End's messaging and order routing functionality. Orders routed from the Front End may include other market centers, including an Instinet ATS other than BlockCross, as a routing destination. Users of the Front End must be on-boarded as an ILLC client with access to BlockCross. Use of the Front End is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Front End. Orders entering the ATS by way of the Front End will be prioritized, matched, and will execute in accordance with the matching and execution logic outlined in Part III, Item 11.

DESKTOP APPLICATION: ILLC offers Subscribers the BlockCross Desktop Application (the "**Desktop Application**") to manually manage orders and trading interest that have been entered on the Front End (e.g. designate orders as committed or uncommitted, select a specific trading mode, or send and receive IOI messages). A user of the Desktop Application must be on-boarded as an ILLC client with access to Desktop Application. Use of the Desktop Application is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Desktop Application.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*

☐ *Yes*   ☒ *No*

Item 7: *Protection of Confidential Trading Information*

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

   i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

   ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

BACKGROUND AND SCOPE: ILLC's system comprises an integrated Core Messaging System with numerous applications providing, reading, and consuming data messages from the Core Messaging System. The ATS system (e.g., matching engine and associated applications) and ILLC's systems used to support its agency broker-dealer business run on the Core Messaging System. ILLC maintains policies and procedures designed to safeguard the confidential trading information of Subscribers as well as virtual barriers to prevent unauthorized access to such information.

ILLC's Core Messaging System is the conduit through which all firm-wide order information is processed (e.g., ATS and agency broker-dealer order and execution information). All orders routed to the ATS pass through the Core Messaging System. This information is processed by data messages which are readable only by the applications on the Core Messaging System that have been designed and permissioned by ILLC to do so.

Each application subscribes to different message types and is permissioned to subscribe only to the message types necessary for its designated function. For example, the Instinet Trading Products (~~Experts~~Instinet Algorithms, SOR, and OMS/EMS) are subscribed to utilize messages regarding the orders routed by the relevant product, including where orders were routed and/or executed, which may include the ATS or any other market center. The Instinet Trading Products may not access data messages related to other ILLC functions, including data messages related to the ATS generally, Direct Subscriber orders, ATS order priority, or counterparty information.

The BlockCross ATS consists of standalone hardware comprising dedicated servers (collectively the "**BlockCross System**") and software applications separate from the ILLC systems described above.

The connection between the Core Messaging System and the BlockCross System is limited. Instinet Trading Products, housed on the Core Messaging System may access the BlockCross ATS and, by extension, the BlockCross System through FIX connections, similar to any external market center. Additionally, BlockCross order and execution information are periodically copied onto the Core Messaging System, as further discussed below.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: Instinet does not have any employees solely responsible for the ATS. The employees described in response to Part II, Item 6(a) have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with persons not expressly permissioned to receive such information under Instinet policy, as described in Part II, Item 7(a) of this form.

BLOCKCROSS SYSTEMS WITH ACCESS TO DIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: SUPPORT TOOLS: ILLC maintains support tools (i.e., applications) specific to BlockCross (the "**Support Tools**") designed to allow permissioned employees the ability to view certain types of data necessary to the performance of the employee's job function. Permissioned employees with access to the Support Tools may only access BlockCross data and cannot use the Support Tools to access data from other Instinet ATSs. As discussed below, ILLC grants employees access to the Support Tools necessary to perform their responsibilities and in line with ILLC's Regulation ATS WSPs.

ILLC may permission employees with full access to the Support Tools. Full access allows a permissioned employee to view and manage all data on the BlockCross System, including open orders in the ATS. Permissioned employees will also have the ability to cancel orders in BlockCross. Permissioned employees may also view each order's status (e.g. whether the order has been matched, exposed via the Subscriber IOI functionality, or has been routed out of the ATS via an ~~Experts strategy~~Instinet Algorithm). Permissioned employees may also edit standing instructions on how the BlockCross System should handle each order that a Subscriber submits. Full access to the Support Tools is limited to personnel supporting the operations of the BlockCross System and compliance supervisory personnel. Employees responsible for operating the BlockCross System include Operations and Technology Personnel.

ILLC may also permission employees with read-only access to the Support Tools. Such employees can view all data described in the preceding paragraph, but they may not cancel orders or make any changes to standing instructions. Read-only access to the Support Tools is limited to Operations, Compliance, Technology, and ETP Personnel.

DESKTOP APPLICATION: The Desktop Application can transmit Subscribers' confidential trading information to the extent orders or trading interest is entered into the Front End or receives executions in BlockCross. Users with access to the Desktop Application may only access BlockCross data and cannot use the Desktop Application to access data from other Instinet ATSs.

ILLC may permission employees may with live access to the Desktop Application on a client-by-client basis. Such permissioned employees may view client orders, including open orders in the ATS specific to a given client. Permissioned employees may also view each order's status (e.g. whether the order has been matched, exposed via the Subscriber IOI functionality, or has been routed out of the ATS via an ~~Experts strategy~~Instinet Algorithm). Technology and ETP Personnel responsible for customer support as well as Operations and compliance personnel may be permissioned, on a client-by-client basis, to access Subscribers' confidential trading information in this manner. Such personnel provide clients technology and order routing and execution support and, accordingly, are responsible for addressing Subscriber inquiries related to orders or trading interest that has been submitted to the Front End or has been executed in BlockCross. Sales and Trading Personnel may also be permissioned, on a client-by-client basis, to access the Desktop

Application to provide order and execution support and analytics to clients who request it.

ILLC may permission employees may to access the Desktop Application on a post-execution basis, which allows a permissioned employee to view orders that have been executed in BlockCross, including the identity of the parties to each trade. Access to the post-execution view is limited to Technology and ETP Personnel responsible for customer support as well as Operations and compliance personnel. Sales and Trading Personnel may also be permissioned to access the Executions Support Tool to provide post-execution support and analytics to clients who request it.

PHYSICAL ACCESS: The data on the BlockCross System is accessible through direct access to the BlockCross System servers and databases. ILLC limits physical access to the BlockCross System servers and data bases to employees responsible for operating the system and further limits access to employees performing necessary IT functions. The BlockCross System servers and databases are housed in locked rooms requiring keycard access. Entry and exit is monitored via video surveillance.

CONNECTION TO ILLC SYSTEMS: Drop copies of BlockCross orders and executions are sent to the Core Messaging System at the end of each day in a single large batch file delivered after the close of trading. Each copy contains all relevant trade data for each order. BlockCross order information that has been drop copied to the Core Messaging System. However, the BlockCross System uses a dedicated FIX connection to transmit BlockCross execution information to the Core Messaging System, in real time, for the purposes of the clearance and settlement of transactions occurring in BlockCross.

ILLC SYSTEMS WITH ACCESS TO DIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: ILLC data messages are periodically written to a database for storage and retention (the "**Core Database**"). BlockCross orders and executions that have been copied to the Core Messaging System will also be written to the Core Database. This information includes both Direct and Indirect Subscriber order and execution information, as well as other ILLC data. Instinet maintains a Core Web Graphical User Interface ("**Core Web GUI**"), which allows a user to query the Core Database for the purposes of monitoring, reporting, and testing the Instinet systems and applications, including the ATS.

Access to the full Core Database via the Core Web GUI is limited to personnel supporting the operations of the Core Messaging System and related databases and compliance supervisory personnel. Employees responsible for operating the Core Messaging System include Operations and Technology Personnel and ETP Personnel whose responsibilities include the operation of the ATS. Members of the Liquidity Venues Team are permissioned to access Subscriber order and execution information. ATS data, including Direct and

Indirect Subscriber order and execution information, is a subset of the data retained on the Core Web Database. ILLC personnel whose responsibilities include the operations of the ATS and related systems or its compliance with applicable rules, may be permissioned to access Subscriber order and execution information via the Core Web GUI. Other ILLC personnel may be permissioned for access to the Core Web GUI, but will be prevented from accessing Subscriber confidential trading information. ILLC reviews and permissions employees for access to the Core Web GUI in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

ILLC limits physical access to its servers and databases to employees responsible for operating the system and generally further limits access to employees performing necessary IT functions. Instinet servers and databases are housed in locked rooms requiring keycard access. Entry and exit is monitored via video surveillance. ILLC reviews and permissions employees for physical access to Instinet's servers and databases in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

As stated in response to Part II, Item 6, AWS provides cloud storage and retention of certain ILLC data. This information includes Direct and Indirect Subscriber order and execution information from the ILLC Core Messaging System, as well as other ILLC data. Initially, such information will be periodically transmitted to AWS for storage and retention in tandem with ILLC's internal Core Database. The purpose of this tandem transmission is to explore the feasibility of a third-party solution and replace the Core Database hardware and inhouse support tools described herein.

During this initial period, access to the Core Database will remain as described in this Part II, Item 7. Access to ILLC's data through AWS will be limited to Technology and Operations Personnel for the purpose of testing and implementing ILLC's transition to a third party solution for data storage and retention.

ILLC SYSTEMS WITH ACCESS TO INDIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: The Newport OMS and Instinet ~~Execution Experts~~Algorithms can transmit Subscribers' confidential trading information to the extent orders are managed by the Newport OMS or routed through an ~~Experts strategy~~Instinet Algorithm. Data related to Indirect Subscriber orders managed by the Newport OMS or routed through an ~~Experts strategy~~Instinet Algorithm is accessible through certain GUIs that can disseminate information regarding the destination market center for a given order (e.g., the ATS) and whether a previously routed order was executed or cancelled.

Through the Newport OMS, Technology and ETP Personnel who support the ~~Experts strategies~~Instinet Algorithms or the OMS utilized may access real-time and post-trade Indirect Subscriber order and execution information routed or managed through the relevant strategy or OMS (Direct Subscriber order and execution information will not pass through an Instinet OMS or the ~~Experts~~Instinet Algorithms). Sales and Trading Personnel may also be permissioned, based on client coverage, to access real-time and post-trade order and execution via the Newport OMS. Note, certain members of the Electronic Sales Trading component group of the ILLC trading desk are considered client coverage for all clients utilizing the ~~Experts algorithms~~Instinet Algorithms.

The information available to such support or trading personnel is provided by systems supporting the relevant strategy or OMS and does not include information regarding an order's priority or status in the ATS or another market center. Information regarding ATS orders and executions that do not relate to the relevant strategy or were not managed by the OMS is not transmitted by these systems.

SUBSCRIBER CONFIDENTIAL TRADING INFORMATION SAFEGUARDS: ILLC requires permissioned logins to access Instinet Systems. Additionally, Instinet's global cyber security efforts, including measures to detect and prevent unauthorized access to Instinet systems, apply to ILLC and its affiliates, including the operation of the ATS. Relevant Principals and Supervisors must approve employee access to Instinet systems, including the ATS and the applications with the ability to access Subscriber confidential trading information outlined above.

SEPARATION: ILLC has implemented virtual information barriers to separate ATS data from other ILLC data and, in turn, separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information.

ACCESS TO DIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Direct Subscriber information (see above section titled Systems with Access to Direct Subscriber Confidential Trading Information) must receive approval from the ATS Operations Principal. In reviewing such requests, the ATS Operations Principal considers factors including the employee's current role and whether the employee performs a function related to the operations of the ATS and related systems or its compliance with applicable rules that requires access to Direct Subscriber information. An employee's request for access may be denied if, based on the ATS Operations Principal's review: (1) the employee's stated job function does not relate to the operations of the ATS and related systems or its compliance with applicable rules, (2) the employee has requested a type of permissioning (see below) that is too broad for the employee's stated job function, or (3) the employee can perform their stated duties without such access.

If an employee changes roles, the ATS Operations Principal will adjust the employee's access to appropriately reflect the employee's new role. Based on this review, the ATS Operations Principal or delegate may revoke, suspend, or modify access.

Decisions to approve access are subject to a periodic review pursuant to ILLC's Regulation ATS written supervisory procedures ("**WSPs**") described below. On a monthly basis, the ATS Operations Principal or delegate conducts a review to confirm the appropriateness of user access to Subscriber confidential trading information, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access modified accordingly. Based on this review, the ATS Operations Principal or delegate may revoke, suspend, or modify access.

ACCESS TO INDIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Indirect Subscriber information (see above section entitled Systems with Access to Indirect Subscriber Confidential Trading Information) may be permissioned to do so on an as needed basis.

PERSONAL TRADING RESTRICTIONS: Instinet Incorporated maintains an Employee Investment Policy (the "**EIP**") which covers employees of all U.S. subsidiaries, and includes employees supporting the ATS. The EIP is designed to encourage long-term investments and prohibits employees from engaging in day-trading activities. Instinet prohibits all employees, including those with access to Subscriber confidential trading information, from trading based on non-public, or other confidential information.

The EIP requires employees to maintain EIP covered accounts at specified brokers that have agreed to provide Instinet daily trading information for employee personal accounts. EIP covered securities are subject to a 15-day holding period.

Prior to entering any trades in a personal account covered by the EIP, employees must enter a trade approval request via the Personal Trading Control Center ("**PTCC**") tool and receive an approval from both their supervisor and PTCC group. The PTCC tool requires the employee to certify that the employee: (1) is not in possession of any material non-public information concerning the security or commodity the employee proposes to buy or sell; (2) does not know of a pending customer trade nor of a pending research report in the security or commodity; (3) is not engaging in personal trading activity that violates Instinet's policies and procedures, including the Code of Ethics, or any duties owed to Instinet or its clients; (4) has reviewed Instinet's restricted list and the proposed transaction is not on the restricted list; (5) has confirmed that the proposed transaction meets the holding period requirement; (6) agrees that the proposed transaction must be effected on the same day on which approval is given; and (7) has confirmed that the proposed transaction(s) does not involve the purchase of an initial public offering (IPO) or any other type of new equity issue.

In approving or denying such a request, supervisors may review the employee's trades for any unusual activity, possible front-running customer trades or research, or conflicts with any of Instinet's businesses.

In addition, supervisors consider whether transactions are appropriate, given the employee's economic status and investment experience and whether the transactions are of such a frequency that they may distract the employee from his or her responsibilities at Instinet. Separately, the Compliance Department reviews personal trades daily and consults with managers if irregularities are identified. Generally, if an approval for an employee trade is given, it remains in force for the trading day in which it was received. Once an employee receives written confirmation approving a covered transaction, the employee may enter a trade in that symbol. Employee supervisors review each employee's trading activity on a post trade basis and check for irregularities and potential red flags. In the event any irregularities or red flags are discovered, supervisors are to escalate the matter to Instinet management and the ILLC Chief Compliance Officer. Instinet, in its discretion, may take any action against an employee found to have violated the EIP, up to and including termination.

CONFIDENTIAL INFORMATION AND INSIDER TRADING: Instinet Incorporated maintains a policy regarding confidential information and insider trading which covers employees of all U.S. subsidiaries, including employees supporting the ATS.

Employees must not disclose any confidential information to anyone who is not authorized by Instinet to receive it pursuant to these policies and may not use such information, other than in the course of their employment and in connection with the performance of the duties for which access to such information has been granted. Accordingly, employees may not use confidential information to: (1) trade securities for their own accounts, accounts in which they have a direct or indirect beneficial interest, or accounts over which they can exercise control; or (2) advise relatives, friends, or other persons about possible securities transactions. Nor may employees authorize anyone else to disclose or use confidential information in a manner that would violate these prohibitions.

WRITTEN PROCEDURES: ILLC's Regulation ATS WSPs provide specific guidelines for the initial review and approval process, as well as the ongoing evaluation of, employee access to ATS data. Prior to granting any employee access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information must review and document each employee's level and type of access requested, the role and responsibilities of the employee, and the purpose for which access was requested. On a monthly basis, employee access is reviewed by the ATS Supervisor to determine whether their level of access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information remains appropriate. The ATS Supervisor must document each review and the changes made, if any, to employee access.

Periodically, the Internal Audit group reviews the ATS operations generally. Such reviews typically include testing the ATS WSPs, assessing the ATS Supervisor's review of employee access, and confirming that each review has been properly documented.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes* ☐ *No*

If yes, explain how and under what conditions.

ILLC considers all Subscribers to the ATS to have consented to the disclosure of their confidential trading information as described in Part II, Items 6(a) and 7(a) above and in the following ways.

MARKETING: ILLC may include, in marketing materials or client presentations, aggregated and anonymous analysis related to order and execution statistics derived from orders and executions in the ATS. Subscribers do not have the ability to opt out of the use of their related order and execution information for ILLC marketing purposes.

CLIENT COVERAGE: ILLC may permission the systems and personnel described in Part II, Items 6(a) and 7(a) to access Subscriber (both Direct and Indirect Subscribers) confidential trading information. Subscribers may request to limit such disclosure, with respect to Sales and Trading Personnel, in accordance with the procedure described in response to Part II, Item 6(c) below. ILLC reserves the right, in its sole discretion, to honor such requests and will review each request on a case-by-case basis. Typically, ILLC will honor such requests by adjusting a client's coverage model to reflect the client's requested opt out.

THIRD PARTIES: ILLC does not disseminate Subscriber confidential trading information to third parties, other than those listed in Part II, Item 6(b), except where required by applicable law. Subscribers may request that ILLC share their confidential trading information with third parties at their discretion.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes*　　☐ *No*

If yes, explain how and under what conditions.

Subscribers may request to withdraw their consent to the information described above by contacting their sales representative in writing via email or instant message. Subscribers making such requests will receive written notification regarding their request to opt-out as soon as practicable. ILLC conducts periodic reviews of opt out requests to ensure that such requests have been implemented.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

The persons described in response to Part II, Item 6(a) and (b) have access to Subscriber confidential trading information. The type of information that such persons can access along with the reasons for such access is described in response to Part II, Item 6(a) and (b).

Part III: Manner of Operations

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☐ *Yes*　　☒ *No*

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

☒ *Yes*　　☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

BACKGROUND: ILLC offers its clients electronic order handling and execution products and services including the Instinet Trading Products (See Part II, Item 5), and direct access to the ATS. Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1.

Subscribers submit orders to BlockCross via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the BlockCross Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to BlockCross by the ~~Experts~~Instinet Algorithms and SOR. All Subscribers may utilize these products and services.

~~EXPERTS~~INSTINET ALGORITHMS: A Subscriber utilizing an ~~Experts strategy~~Instinet Algorithm may select a strategy that, where applicable, may route orders or trading interest to BlockCross. ~~Experts~~Instinet Algorithm orders routed to BlockCross access the ATS via the Front End. Orders routed to BlockCross by any of the specific ~~Experts strategies~~Instinet Algorithms will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

SOR: Orders that are routed to BlockCross via the SOR access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

OMS/EMS: The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS, (ii) by utilizing an ~~Experts algorithm~~Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS), and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Orders that are routed to BlockCross by the above listed means access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

FRONT END: The Front End allows for possible matching and execution within BlockCross and also offers the client the ability to utilize ~~Experts strategies~~the Algorithms to seek contra-side interest for their trading interest. Additionally, the Front End allows users to utilize the conditional order and IOI functionalities discussed in Part III, Item 9. Orders entering the ATS via the Front End will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

In addition to the means of accessing the ATS listed above, Subscribers may submit trading interest to the Front End manually via FIX connection or by integrating the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration occurs when the Front End is integrated directly with another system that contains information relating to that Subscriber's trading interest, such as a Subscriber's order management system. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Only Subscribers that utilize the Front End in conjunction with the BlockCross Desktop Application may utilize blotter integration.

Trading interest registered to the Front End will reach the ATS once a potential match is identified and following the post-match requirements of each trading mode (e.g., Firm up process for trading interest submitted in Confirm Mode) and any verification required by the order type (e.g., uncommitted orders).

DESKTOP APPLICATION: The Desktop Application allows users to "manually" manage their trading interest registered to the Front End (e.g., designate orders as committed or uncommitted, select a specific trading mode, or utilize the conditional order and IOI functionalities discussed in Part III, Item 9). Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest registered to the Front End or receive Activity Alerts, Subscriber Generated IOIs, Agency IOIs, or Preferred IOIs (See Part III, Item 9). Subscribers that do not utilize the Desktop Application may set personalized rules regarding the handling and automatic routing of trading interest registered on the Front End.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Subscribers that utilize the Desktop Application in conjunction with the Front End may utilize blotter integration. Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest in the ATS. Subscribers that do not have the Desktop Application may set personalized rules regarding the handling and automatic routing of orders submitted to the Front End.

Subscribers who have registered their trading interest on the Front End, and utilize the Desktop Application, may receive Activity Alerts (See Part III, Item 9) to notify the Subscriber of potential contra-side activity in the Front End.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Item 13: Segmentation; Notice

a. *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*

☒ *Yes*   ☐ *No*

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

SEGMENTATION BASED ON SUBSCRIBER TYPE: BlockCross categorizes Subscribers as either (x) broker-dealer or (y) institutional firms. Categorization is performed at the Subscriber level (i.e., BlockCross does not look through the Subscriber to the identity of any underlying order flow). All Subscriber registered with the SEC as broker-dealers are included in the "broker-dealer" category, and all other Subscribers are included in the "institutional" category. Notwithstanding the foregoing, Subscribers may instruct ILLC to identify orders submitted via an ~~Experts algorithm~~Instinet Algorithm as originating from the Subscriber.

Subscribers of BlockCross may use two modes for executing orders: (1) AutoEx and (2) Confirm. Subject to the ability of a Subscriber to opt out of matching with its affiliates, all orders submitted by a Subscriber for execution under the AutoEx trading mode are subject to matching with orders of any other Subscriber submitted in that same trading mode. Institutional Subscribers are able to limit the class of Subscribers with whom their orders will interact in Confirm mode. Specifically, institutional Subscribers may designate that all orders submitted for execution in Confirm mode may only match with orders submitted by other institutional Subscribers. Institutional/broker-dealer categorization does not otherwise impact order interaction. Such an election is made by the Subscriber and will remain in force until the Subscriber directs ILLC to remove the election. ILLC does not override such elections.

Separately, only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity may transmit Subscriber Generated IOIs. Only institutional clients that use the Desktop Application may receive Subscriber Generated IOIs.

SEGMENTATION BASED ON ACTIVITY: Subscribers who have submitted orders or trading interest to the Front End system may receive Activity Alerts (See Part III, Item 9).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with algorithmic parameters set by ILLC in its sole discretion, which parameters consider, among other things, the aggregate number of activity alerts sent out by the Front End during the trading day and the type of response by the relevant Subscriber to Activity Alerts in the same symbol sent earlier in the trading day. Specifically, a Subscriber that affirmatively rejects an Activity Alert or affirmatively accepts an Activity Alert but ultimately does not submit an order to BlockCross in response to that activity alert is less likely to receive another Activity Alert in that same security than a Subscriber that took no action whatsoever in response to the Activity Alert.

Note, this functionality does not impact orders and trading interest submitted in Confirm Mode, nor does it impact whether orders and trading interest submitted in AutoEx mode will match and execute with contraside AutoEx trading interest outside of the Activity Alert functionality.

b. *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*

   ☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?*

   ☐ *Yes*   ☒ *No*

d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

   ☒ *Yes*   ☐ *No*

   If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

During the standard onboarding process for all potential ILLC clients, clients provide certain information and documentation that confirms each client's classification (e.g. Form BD submitted during the onboarding of a broker-dealer client). As discussed in Part III, Item 13(a), available functionality is dependent upon the Subscriber's classification. Generally, the functionalities offered to each Subscriber classification are discussed with each Subscriber during the onboarding process and all clients may request additional information regarding the products, services, and related features as necessary.

e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

ILLC charges Direct Subscribers to BlockCross on a per share basis. ILLC does not charge Subscribers access fees (e.g. monthly access fees, hookup fees, port fees, or connection fees). Fees charged for executions within BlockCross are not standardized.

For Direct Subscriber order flow to BlockCross, Subscribers are charged a commission in the range of $0 - $0.02 per share for executions in BlockCross. The fee associated with BlockCross may vary within the ranges above based on the Direct Subscriber's trading volume and or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet ~~Experts~~Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

Fees charged for Indirect Subscriber order flow (orders and trading interest routed by an Instinet Trading Product or submitted to an Instinet Trading Desk for further handling and execution) are not standardized and are individually negotiated.

Instinet generally operates under two pricing models, All-In and Cost Plus. Clients utilizing the All-In pricing model would pay an agreed upon per-share commission regardless of destination. ILLC may charge a commission in the range of $0.0001 - $0.10.

Clients utilizing the Cost Plus model would pay the cost of execution plus commission (e.g. client would pay $0 - $0.02 per share for executions in BlockCross plus that client's individually negotiated commission).

The variables that impact pricing include the expected trading volume of the client and the level of service required by each client, including, but not limited to, Subscriber clearing type, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet ~~Experts~~Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

Each client's category (broker-dealer or institutional) is not considered in each such clients commission rates.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

BlockCross does not offer rebates or discounts to Subscribers. Instinet does not charge SSGM for executions in BlockCross pursuant as a condition of Instinet's purchase of BlockCross from SSGM.